SIMPSON THACHER & BARTLETT LLP

A LIMITED LIABILITY PARTNERSHIP

CITYPOINT

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LONDON, EC2Y 9HU

+44 (0)20 7275 6500

FACSIMILE +44 (0)20 7275 6502

June 10, 2010

VIA EDGAR AND FEDERAL EXPRESS

Ms. Mary Beth Breslin

Division of Corporation Finance

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE, Mail Stop 3030

Washington, D.C. 20549

U.S.A.

Re:	NXP Semiconductors N.V. Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-166128), Filed on May 24, 2010

Ladies and Gentlemen:

On behalf of NXP Semiconductors N.V. (the “Company”), we hereby submit for your review Amendment No. 2 (“Amendment No. 2”) to the above-referenced registration statement (the “Registration Statement”) of the Company, originally filed with the Securities and Exchange Commission (the “Commission”) on April 16, 2010, pursuant to the Securities Act of 1933, as amended. An electronic version of Amendment No. 2 has been concurrently filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system. We have enclosed four copies of Amendment No. 2, which have been marked to show changes from Amendment No. 1 to the Registration Statement (“Amendment No. 1”), as filed on May 24, 2010. The Registration Statement has been revised in response to the Staff’s comments and generally updates the information contained therein.

In addition, we are providing the following responses to the comments contained in the comment letter of the staff of the Commission (the “Staff”) to the Company, dated June 7, 2010, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 2, unless otherwise noted. The responses and information described below are based upon information provided to us by the Company.

1.	We note your responses to our prior comment numbers 24, 25, 36, 68 and 72 in which you indicate that responsive changes will be made in a future amendment to the registration statement. Please ensure that the requested disclosures are provided in a future amendment prior to the planned effectiveness of your Form F-1 registration statement. Please note that we may have further comment upon our review of your revised disclosures.

With respect to the Staff’s comment regarding its prior comments 24 and 25, we note the Staff’s comment and respectfully submit that we believe any such disclosure would be misleading. Due to the active trading markets for the Company’s existing notes, disclosing the intention to repay any particular series of notes with proceeds from the initial public offering of its common stock would increase the trading price of such series and possibly decrease the trading prices of each other series of notes. As a result, such series of existing notes would become less attractive to the Company based on the criteria described below, and the Company may find it a more attractive opportunity to repay a different series of existing notes. Accordingly, any disclosure defining the particular series set for repayment would very likely be subject to change and, we believe, be misleading.

Rather than include any disclosure that may speciously affect the trading prices of the existing notes, the Company will review market conditions after receipt of the net proceeds from the offering and select the existing notes to be repurchased based on, with respect to each series of notes, (i) the price (i.e., the yield to maturity at the time of repayment), (ii) the maturity date, (iii) the contractual redemption price and (iv) the currency exchange rates. The Company does not intend to select for repayment a specific series of its existing notes prior to consummation of the initial public offering of its common stock. We have revised the disclosure on pages 6 and 34 accordingly.

With regard to the Staff’s comment regarding its prior comment 36, please refer to the letter by the Company dated the date hereof delivered under separate cover to the Commission.

With respect to the Staff’s comment regarding its prior comment 68, we note the Staff’s comment and respectfully inform the Staff that the ratio for the reverse stock split has not yet been determined and the Company intends to undertake the reverse stock split prior to consummation of the offering. Accordingly, the Company acknowledges that, upon consummation of the reverse stock split, it will be required to restate retroactively certain financial data and will include revised disclosure in a future pre-effective amendment to the Registration Statement.

With respect to the Staff’s comment regarding its prior comment 72, we note the Staff’s comment and respectfully submit that the Company had, in Amendment No. 1 to the Registration Statement, revised the disclosure in its Share-based Compensation footnote (now appearing on pages F-67 through F-70). In addition, the Company provided a response to comment 72 in its prior response letter. Accordingly, the Company respectfully requests the Staff to clarify its reissuance of its prior comment 72.

Our Strategy, page 3

2.	Regarding your revisions in response to comment 11, it does not appear that you have provided the information requested in the first three bullet points. We therefore reissue our comment.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 97 accordingly.

Company Information, page 4

3.	Please note that we may have further comments after you include the disclosure requested under comment 13, 54, 56, the filing of exhibit 10.4 in response to comment 76, and the filing of the registration rights agreements mentioned in your response to comment 77.

In response to the Staff’s comment regarding its prior comments 13 and 54 on the identities of the funds that hold an interest in the funds through KASLION, as well as the individuals that have voting and dispositive control over our shares, we respectfully inform the Staff that the discussions regarding the Company’s ownership structure among the members of the Private Equity Consortium and Koninklijke Philips Electronics N.V. (“Philips”) are still ongoing. Similarly, in response to the Staff’s comment regarding its prior comment 56, we respectfully inform the Staff that the Company has not yet made a determination as to the persons that will be subject to lock-up agreements and, therefore, is not in a position to determine the number of outstanding shares subject to the lock-up agreements or to quantify the number of restricted shares held by non-affiliates that will be eligible for sale under Rule 144 after the expiration of the lock-up period and the number of restricted shares held by affiliates that will be subject to the volume and other restrictions of Rule 144 after that date. The Company will include revised disclosure in a future pre-effective amendment to the Registration Statement.

With regard to the filing of exhibit 10.4 in response to the Staff’s comment regarding its prior comment 76, we respectfully inform the Staff that the Company will file the shareholders’ agreement dated as of March 30, 1999, by and among EBD Investments Pte. Ltd., Philips and Taiwan Semiconductor Manufacturing Company Ltd. as an exhibit to a future pre-effective amendment to the Registration Statement. With regard to the Staff’s comment regarding its prior comment 77 on the filing of the registration rights agreements, we respectfully inform the Staff that the Company has not yet entered into the registration rights agreements with its stockholders. The Company intends to enter into registration rights agreements with the Private Equity Consortium and Philips prior to the consummation of the offering and will file the registration rights agreements as exhibits to a future pre-effective amendment to the Registration Statement.

The Offering, page 6

4.	We note your response to comment 15. With regards to the net proceeds, please disclose, based on current market conditions, the amount to be received by KKR Capital Markets.

In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 34 accordingly.

Corporate Structure, page 9

5.	Please disclose the substance of the first part of your response to comment 14.

In response to the Staff’s comment, the Company has revised the disclosure on page 9 accordingly.

Risk Factors, page 14

We rely to a significant extent on proprietary intellectual property. . ., page 19

6.	Since you conduct business in the People’s Republic of China (PRC), identify the PRC as one of those countries in which intellectual property rights have been difficult to enforce and which have accordingly provided less protection to a company’s intellectual property than the United States, Germany and the Netherlands.

In response to the Staff’s comment, the Company has revised the disclosure on page 19 accordingly.

We rely on the timely. . ., page 23

7.	Please reconcile your revisions in response to comment 21 with your disclosure on page F-23 under “Concentration of risk.”

In response to the Staff’s comment, the Company has deleted the conflicting sentence on page F-23.

We will be a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules. . ., page 31

8.	In this risk factor you have stated that “. . .U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and are not required to comply with the provisions of Regulation Fair Disclosure. . .” Revise to state that it is foreign private issuers that are exempt from Regulation FD.

In response to the Staff’s comment, the Company has revised the disclosure on page 31 accordingly.

Use of Proceeds, page 34

9.	Please expand your response to prior comment 27 to tell us when you will know how you will allocate the use of proceeds. In addition, rather than requiring an investor to estimate the portions of each debt obligation you repaid based on your capitalization table, please provide clear disclosure in this section relating to the amounts of each debt obligation to be repaid based on current market conditions and how that amount varies based on market conditions and other factors.

With respect to the Staff’s comment regarding its prior comments 24 and 25, we note the Staff’s comment and respectfully submit that we believe any such disclosure would be misleading. Due to the active trading markets for the Company’s existing notes, disclosing the intention to repay any particular series of notes with proceeds from the initial public offering of its common stock would increase the trading price of such series and possibly decrease the trading prices of each other series of notes. As a result, such series of existing notes would become less attractive to the Company based on the criteria described below, and the Company may find it a more attractive opportunity to repay a different series of existing notes. Accordingly, any disclosure defining the particular series set for repayment would very likely be subject to change and, we believe, be misleading.

Rather than include any disclosure that may speciously affect the trading prices of the existing notes, the Company will review market conditions after receipt of the net proceeds from the offering and select the existing notes to be repurchased based on, with respect to each series of notes, (i) the price (i.e., the yield to maturity at the time of repayment), (ii) the maturity date, (iii) the contractual redemption price and (iv) the currency exchange rates. The Company does not intend to select for repayment a specific series of its existing notes prior to consummation of the initial public offering of its common stock. We have revised the disclosure on pages 6 and 34 accordingly.

10.	We note the use of the word “may” in the last sentence of this section. Please clarify why you cannot state with certainty whether KKR Capital Markets will receive more than 5%.

In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 34 accordingly.

Selected Historical Combined and Consolidated Financial Data, page 39

11.	We note that you refer to amounts herein as audited or unaudited. Please revise to remove the words audited and unaudited from the tables of financial information herein and on page 10 to avoid giving the impression that any of the information is audited. We see you disclosed elsewhere in the filing the specific financial statements from which you derived the information.

In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 40 accordingly.

Management’s Discussion and Analysis. . ., page 42

12.	It is unclear, based on the added disclosure in response to comment 29 that “substantial majority of the net income” is subject to the favorable tax treatment, how much of your income is subject to the reduced tax rate. We therefore reissue our comment.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 45 accordingly.

Sales, page 60

13.	We note your response to comment 31. Please tell us, with specificity, why it is not practicable to quantify for all periods the effect of changes in price and volume, given your disclosure regarding price erosion. Avoid conclusory statements.

With respect to the Staff’s comment regarding its prior comment 31, we respectfully inform the Staff that the Company monitors unit volume and price developments primarily at the level of the various business lines or product lines.

In relation to much of the Company’s activities, this data is recorded in an Enterprise Resource Planning (“ERP”) system, which can produce aggregated unit volume and pricing data for the business lines covered by that system. However, a material part of the Company’s volume and pricing data is not included in this ERP system, including, for instance, data stemming from the SSMC and the NuTune joint ventures have their own ERP systems. In addition, the Sound Solutions business line, which is part of the Company’s reportable segment Standard Products, NXP Software B.V. and the Company’s Manufacturing Operations all have their own financial systems to record volume and pricing related data, which is not integrated with the Company’s ERP system.

While the Company monitors price movements on a qualitative basis, it does not monitor them on a consolidated basis for all 11,000 products across all segments on a quantitative basis as part of its day-to-day management of the business. The Company further respectfully submits that, owing to the wide variation in pricing in its products, from $0.01 per unit for certain standardized products, up to $30 for certain high performance RF products for wireless infrastructure and industrial applications, pricing data across each segment would be of limited assistance to investors due to the effects of a constantly changing product mix. However, in an effort to provide as complete disclosure as practicable, the Company has included directional and qualitative guidance for each segment, reflecting the Company’s own approach to assessing its sales results.

Share-based Compensation, page 90

14.	Please refer to prior comment 36. Please continue to update your disclosures in MD&A to address our prior comment 36 on a go forward basis. Also, we note that you will provide disclosures in a future amendment to discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined on each underlying common stock, either contemporaneously or retrospectively, as of the date of each grant and equity-related issuance. Please be advised that we may have further comment upon our review of your revised disclosures.

We note the Staff’s comment and the Company will continue to update its disclosure in MD&A accordingly. In addition, please refer to the letter by the Company dated the date hereof delivered under separate cover to the Commission.

Business, page 92

High Performance Mixed-Signal, page 99

15.	Regarding your disclosure in response to comment 41, it appears that while you use certain factors as a basis for including customers in your table, your selection process is subjective. For example, it is unclear what level of sales is necessary to be included in the table. It is also unclear how many design wins are required or what makes a customer an innovator so that it can be included in the table. Please clarify your disclosure accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on pages 100 and 105 accordingly.

16.	Regarding your response to comment 42, please note that we may have further comments after you update the market size data in accordance with your response.

We note the Staff’s comment and respectfully inform the Staff that all market size data in Amendment No. 2 is the most current available data. In addition, the Company will continue to update market size data in all future pre-effective amendments to the Registration Statement as and when more current information becomes available.

Sales, Marketing, and Customers, page 109

17.	We note your added disclosure in response to comment 43; however, it is unclear what effects these regulations have on your business. For example, does compliance lengthen the time-to-market of your products?

In response to the Staff’s comment, the Company has revised the disclosure on page 109 accordingly.

Alliances and Investments, page 110

18.	We note your response to comment 44. While you disclose in the second paragraph on page 111 that you must use 42% of available capacity, it is unclear how much of that capacity you are currently using. Please disclose. In addition, given that payments to SSMC may be significant, disclose how it is calculated.

We note the Staff’s comment and respectfully inform the Staff that the Company’s usage of SSMC’s capacity is disclosed in the second sentence of the referenced paragraph on page 111. Further, in response to the Staff’s comment regarding payments to SSMC, the Company has revised the disclosure on page 111 accordingly.

Principal Stockholders, 134

19.	We await your disclosure concerning the number of your U.S. holders and the percentage of shares held by them (p. 134). See Form 20-F Item 7.A.2.

We note the Staff’s comment and respectfully inform the Staff that the discussions regarding the Company’s ownership structure among the members of the Private Equity Consortium and Philips are still ongoing. The Company will include revised disclosure in a future pre-effective amendment to the Registration Statement.

Material Tax Considerations, page 150

Taxation of Dividends, page 154

20.	Regarding your revisions in the second sentence in response to comment 59, please clarify when a nominee or agent constructively receives payment.

In response to the Staff’s comment, the Company has revised the disclosure on page 154 accordingly.

Passive Foreign Investment Company, page 155

21.	Clarify that you do not intend to furnish the information required for a U.S holder to take the QEF election (p. 155).

In response to the Staff’s comment, the Company has revised the disclosure on page 157 accordingly.

Underwriting, page 158

22.	We note your response to comment 64 and reissue our comment as it relates to the transaction within the 180-day period prior to the filing of the registration statement.

As disclosed in the Registration Statement, affiliates of certain underwriters and the Company entered into the Forward Start Revolving Credit Facility during the 180-day period preceding the filing of the registration statement. We respectfully submit that we do not believe that disclosure of transaction fees paid to affiliates of certain underwriters in connection with the Forward Start Revolving Credit Facility is required by Form F-1 or that it would add to an investor’s understanding of the Company. We also note that Item 508(e) of Regulation S-K, which is applicable to domestic issuers, requires the disclosure of (i) the nature of the compensation and the amount of discounts and commissions to be paid to the underwriters and (ii) all other items considered by the National Association of Securities Dealers to be underwriting compensation for purposes of that Association’s Rules of Fair Practice. FINRA Rule 5110(d)(1) provides that “all items of value received and all arrangements for the future receipt of an item of value by the underwriter…during the period commencing 180 days immediately preceding the required filing date of the registration statement…until the date of effectiveness…will be considered to be underwriting compensation in connection with the offering.” FINRA Rule 5110(c)(3)(B)(ii) excludes, however, from the definition of “item of value” any cash compensation for providing a loan or credit facility to an issuer. Accordingly, we respectfully submit that payments to affiliates of the underwriters in connection with the Forward Start Revolving Credit Facility do not constitute underwriting compensation under the Rule and would also not be required to be disclosed under Item 508(e) of Regulation S-K.

Exhibit Index, page II-6

23.	We note your response to comment 77; however it is unclear how this agreement is not material given your disclosure on page 111 and elsewhere in your document that it formed a part of the consideration in the acquisition of Virage Logic’s stock. We therefore reissue our comment.

In response to the Staff’s comment, the Company will file its agreement with Virage Logic for the use of its intellectual property and services as an exhibit to a future pre-effective amendment to the Registration Statement.

*    *    *    *    *

Should you have any questions regarding this filing or wish to discuss the above responses, please do not hesitate to contact Nicholas J. Shaw at +44-(0)20-7275-6558, Gil J. Strauss at +44-(0)20-7275-6516 or Wim De Vlieger at +44-(0)20-7275-6154 of Simpson Thacher & Bartlett LLP.

Very truly yours,

/s/ Nicholas J. Shaw

Nicholas J. Shaw

Enclosures

Cc:	Gabriel Eckstein

Kevin Kuhar

Jay Webb

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